EXHIBIT 99.3

Transcript of November 9, 2011 Call with Investors

PROPHASE LABS, INC

Moderator: Ted Karkus
November 9, 2011
11:00 a.m. ET

Operator:
Good morning, my name is (LaShaun), and I will be your conference operator today.  At this time, I would like to welcome everyone to the ProPhase Labs third quarter earnings conference call.  All lines have been placed on mute to prevent any background noise.  Following the speakers’ remarks, there will be a question and answer session.  If you would like to ask a question during this time, simply press star followed by the number one on your telephone keypad.  If you would like to withdraw your question, press the pound key.

For those of you on the screen, please take note of the options available in your event console.  Thank you.  On today’s call will be Ted Karkus, chairman, CEO, Robert Cuddihy, COO and CFO.  Thank you.  Mr. Karkus, sir, you may begin.

Ted Karkus:
Thank you, (LaShaun), good morning, shareholders and interested others, thanks for joining us on the call this morning.  Our format this morning will be very similar to prior quarters.  I will start by reading a forward-looking statement, I will hand it over to Bob Cuddihy, who’s sitting next to me.  He will go through his prepared statement of the financials.  I will then read a prepared statement similar to my quote in the press release.  We’ll then open it up to a Q&A.  Following the Q&A, if the Q&A isn’t lengthy, and it certainly hasn’t been the last couple of quarters, I will just go over some – I jotted down some bullet points and I’ll go over some issues, positive and negative, having to do with our company, and then maybe open it up to a Q&A one more time.

So with that, I’ll start with the forward looking statement.  Here we go.  At this point, I will read the forward looking statements that are contained in today’s press release, on the investor relations sections of the company Web site, and in the 10Q and 10K filings with the SEC.  Certain statements in this press release are forward looking statements within the meaning of the private securities litigation reform act of 1995, and involve known and unknown risks, uncertainties and other factors that may cause the company’s actual performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements.

Factors that impact such forward-looking statements include, among others, changes in worldwide general economic conditions, government regulations, the ability of our new management to successfully implement our business plan and strategy, our ability to fund our operations including the cost and availability of capital and credit, our ability to compete effectively, including our ability to maintain and increase our market share in the markets in which we do business, and our dependence on sales from our main product, Cold-EEZE, and our ability to successfully develop and commercialize new products.

Additionally, we would like to advise you that statements made during this call are made as of this date, and listeners to any replay should understand that the passage of time, by itself, will diminish the quality of these statements.  And with that, I’d like to introduce you, as always, to Bob Cuddihy. Bob, please take it away.

Bob Cuddihy:
Thank you, Ted.  We reported today net sales of 5.1 million dollars for the three months ended September 30th, 2011, as compared to sales of 5.2 million dollars for the three months ended September 30th, 2010.  We realized net income for the three months ended September 30th, 2011, of 1.1 million dollars, or seven cents a share, compared to net income of 946 – 947,000, or six cents a share for the three months ended September 30th, 2010.  The results for the third quarter of 2011, when compared to the third quarter of 2010, principally reflect the net effects of an increase in net sales of 101,000 dollars, and an increase in net sales and marketing expenses of 254,000 dollars, which are offset by a decrease in research and development costs of 270,000 dollars, and a decrease in general administrative expenses of 169,000.

Net sales increased 1.7 million dollars for – to 10 million dollars for the nine months ended September 30th, 2011, as compared to 8.3 million dollars for the nine months ended September 30th, 2010.  The company incurred a net loss for the nine months ended September 30th, 2011, of 877,000 dollars, or six cents a share, as compared to a net loss of 2.4 million dollars, or 17 cents a share, for the nine months ended September 30th, 2010.  The results for the three months and the nine months ended September 30th, 2011, as compared to the three months and nine months ended September 30th, 2010, reflect positive trends regarding revenues, and improved margins during the respective 2011 periods as compared to the 2010 periods.  The company’s strategic focus continues to be one, revenue growth, two, strategic marketing expenditures to communicate Cold-EEZE messages to consumers, three, product development and cost-effective commercialization of new products, and four, reducing overhead and general operating expenses.  Ted?

Ted Karkus:
Thank you, Bob.  All right, I’m going to read the prepared portion of what I have to say.  Third quarter 2011 revenues were stable as compared to 2010, but yielded an improvement in earnings.  We continue to operate our company with increased efficiency, and our efforts to streamline operations over the past two years will strengthen the long-term value of our Cold-EEZE franchise.  However, the infrastructure necessary to operate our business effectively requires increased revenues in order to generate positive levels of cash flow and profitability on an annualized basis.

Accordingly, we are continuing our focus on rebuilding our Cold-EEZE brand and our company.  In addition to investments in product development, we are making strategic investments in consumer education and product promotions aimed at driving significant increases in brand awareness of Cold-EEZE for the current cough/cold season.  These immediate investments, of course, increase current expenses and therefore reduce short-term financial performance.  However, these investments are critical to the sustained growth of our brand and long-term success for our company.

We believe that we now have a stronger distribution platform to launch new products and applications.  For example, our Cold-EEZE oral spray product was recently completed, and we commenced shipping that product to retailers in August 2011.  Cold-EEZE oral spray provides cold relief to our consumers via a new delivery system that leverages our flagship brand.  We hope to launch additional Cold-EEZE branded products to the marketplace in 2012.  Launching these new products is a key part of our long-term plan to grow revenues and profitability.

(LaShaun), that concludes my prepared speech.  I’d like to open it up to Q&A now before I continue, if there are any questions before I continue with what else I have to say.  (LaShaun), you want to open it up?

Operator:	Yes, sir. Ladies and gentlemen, if you would like to ask a question, press star one on your telephone keypad. Again, to ask a question, press star one. And there are no questions.

Ted Karkus:
Thank you, (LaShaun).  I have a feeling I set everybody up by – everybody is now used to me speaking after the prepared speech, so it doesn’t surprise me.  We will open it up to a Q&A again, if I trigger some questions following my comments.  As always, I jot down some bullet points to touch on, to give everybody a better flavor of what’s going on in our company.  The goal here is to – in much the same way that we as management fully inform the board of directors, we want to equally inform all of our shareholders.

The only issue I have is my concern that I’m not interested in educating our competitors as to how we do business, why we do what we do, how we’re going about it.  I’m really proud of our efforts.  We’ve come an enormous distance in what feels like a very short period of time.  It’s been 2 ½ years now, it really kind of flew by, at least I feel that way.  Bob, I don’t know how you feel.  But you know, we’ve really worked our butts off in turning the company around.  I have both positive and negative things to say about the company, and the situation that we’re in.  Why don’t I review some of the negatives first, and then I’ll go into some of the positives.

On the negative side, I recently reviewed our SDI FAN data, which basically tracks the incidence of upper respiratory illness around the country, and I looked back historically over the last 10 or 15 years.  Without question, people are not getting as sick, certainly over these last few years, as they used to.  And I don’t know if that’s because more people are educated to take flu shots, or it’s because people are washing their hands more, or they’re being more careful.  Whatever the case is, in general, at least according to the incidence of upper respiratory illness, that incidence is down.  That incidence directly affects our sales.  There’s a high correlation, I think it’s 0.99, between the incidence of upper respiratory illness and our Cold-EEZE branded sales to consumers.  So our goal, of course, has been with each level of incidence, it’s to increase our sales at every level, and that’s our goal.  But the incidence of upper respiratory illness is not going to help our cause.  So that’s good for the public in general, not great for our business.

Secondly, the weak economy – and I’m not an economist, and I’m not going to go into exactly what’s going on with the economy right now, but I can tell you in general that there’s been a significant trend over the last couple of years, certainly since 2008, consumers pay more attention to price now versus ever.  This has combined with initiatives by many of our major retailers, which is first of all in the drug industry, there’s been enormous consolidation that’s taken place over the last five years, it’s put more power in the hands of fewer of our retailers.  At the same time, several retailers are more focused on private label than they are – and/or at the expense of branded products, so that combined with the fact that consumers are looking for value and they’re looking for lower prices, they get those lower prices in private label, so there’s a very clear trend in the industry going on right now, and it’s not just our product, it’s not even just our category, there’s a very strong trend towards private label over branded.

Fortunately for us, we manufacture the private label.  However, we certainly don’t have the same margins on a private label as we do on our branded Cold-EEZE products, so it puts enormous pressure on our brand, facings, SKUs, our displays are getting cut back everywhere.  While I’ve said it on previous calls, that we have fought hard with the retailers and proven to them that we’re turning around the company, and to keep our number of facings, it doesn’t mean the SKU’s – the extra shelf space, the extra attention you get from displays, from end caps, from what’s called power wings, all the other places where we can show product, more and more of that space is going to private label.  And it doesn’t matter really which retailer I’m talking about, you can go into any of them – go into any of the major drug stores and look around and see how much private label there is.  And by private label, it has the name of the drug store on it, as opposed to the brand, and you’ll see virtually every product on the shelf, for every branded product, you see a private label at 20, 25, 30 percent less in price.  That’s the private label of the store brand, sitting right next to the branded product.

So from a sort of macroeconomic view, from top – you know, perspective looking down, clearly there are some significant negatives that we have to deal with.  Just looking at my notes – so let’s switch over to some of the positives.  I think I’ve just scared everybody with the negatives.

On the – on the positive side, first and foremost, when I worked on Wall Street, and I think I’ve probably mentioned this before, when I used to invest in companies, and I – this was a common saying on Wall Street, the three most important factors in your investment are management, management, management.  I am very proud of our management, and that doesn’t just mean Bob and me.  It means everybody in our company that’s working so hard together.  Everybody in our company has an incredibly strong work ethic.  I love working hard now.  I didn’t, in my earlier previous life.  Love being the CEO, love working hard, I set the example here, Bob sets as strong an example as I do.  I was just thinking a few moments ago about what I was going to say, and by pure coincidence, last night is a perfect example.  I left – I took a break last night and actually left the office about 8 o’clock last night.  I decided I was going to go to a movie, and everyone is probably thinking, why am I telling this story.  I actually fell asleep in the movie, got bored with it, left the movie, came out, did some store checks at about 9:30 before the stores closed at 10 o’clock – and by store checks, what I mean by that is, each of us in our company, we go around to the various stores that carry our products, we look for the product on the shelf, we look for the price, we look at whether there are TPRs, which are temporary price reductions, other promotional ways that our products are being sold, we look for facings, we look for the inventory, et cetera.  I did some store checks, it kind of tweaked me, there are some things that I think need to be corrected, so I decided to come back to the office at 10 o’clock last night, and lo and behold there was a light on, and Bob’s in his office working.

I don’t mean that to pat ourselves on the back, I mean to say this to simply highlight the fact that we are all really committed to the company.  It’s not just Bob and me, it’s literally everybody in the company.  I don’t push people to come in early in the morning, I don’t push them to stay late, and regularly, if anybody was to give us a surprise visit, you’d be surprised how many people are working here before hours and after hours.  And I say this to you because again, as I said, management, management, management is everything, and I say that to you because while we’re in this negative environment, as I just explained, we are doing all of the right things to turn this company around, and I believe that we are in the process of actually turning the company around.

In terms of the numbers, we have had a bounceback in the first nine months of this year in terms of our revenues.  There are several factors that go into that.  Some of the factors include pipeline filling, because we – I’m proud to say that we opened up Costco’s and BJ’s, we’re now in the vast majority of both stores.  Initial checks suggests – and this is just anecdotal – but when we walk into Costco, we can actually count how many packages of product have sold, and so far in the first few weeks, things seem to be going well.

Also, we introduced a new oral spray, which we’re really proud to have introduced.  Got a lot of shelf space for our first few introductions, which speaks volumes to how well we’re doing in terms of our relationships with our retailers, so the pipeline fill of our oral spray, combined with the pipeline fill of opening up two new major retailers, bounced our revenues.

We also, as I described last year, I think that they were kind of artificially depressed somewhat, because of the fourth quarter of 2009 and H1N1, I’m not going into all that again, but those are some of the reasons for the bounceback in revenues.  I’d like to think that the other part of it is the fact that our advertising efforts from last season started to take hold, and we’re really proud of our new initiatives for this season, which are led by our TV commercial.  I really, for competitive reasons, don’t want to go into too much detail, except to say that we have a very aggressive media campaign across all mediums.  We had to stretch every dollar as effectively and as efficiently as possible.  I personally scrutinized every dollar spent.  It’s one of the things that I spend an inordinate amount of time on here.  But you know, we as a team, including our consultants and our vendors, I think have done a phenomenal job, and I am optimistic that it’s going to drive sales, even in this tough environment, this season.

Along the lines of some of the things I was just talking about, personally travelling around to all of our major accounts over the next month – in fact, I just discussed this with the sales team yesterday – it’s really important that our retailers get it right, and they have lots of other products to pay attention to besides us.  We’ve had declining sales for a number of years, we have a new message to our retailers that says hey, we’re back in business, we’re going to start growing again, you want to pay attention to us, make sure there’s enough inventory on the shelf, et cetera.

I would like to suggest, or would like to request, that everybody listening to this call, anyone who is a shareholder, it would be doing us a great service if you would, anytime you walk into a store that has a cough/cold section, if you’d walk into the cough/cold section, see what’s going on with Cold-EEZE.  If you notice that we’re out of stock in a particular flavor – on the one hand, that’s a good thing, it means we’re selling product.  On the other hand, it’s a bad thing, because it means the next consumer that comes in doesn’t have the opportunity to purchase that product, and they may purchase our competitor’s product, and if you would be so kind as to inform the front desk, the receptionist, just call into the main number if you notice anything unusual, not enough product on the shelves, flavors missing, anything of that nature, it’s all helpful.

Let’s see, some other things I would like to mention.  Sorry, I really don’t want to go into our marketing efforts in more detail, but take my word for it, for however many millions of dollars we’re spending, we’re going to make those millions of dollars look like many multiples of that, and I am really – we are all hopeful and believe that our marketing efforts this year really are going to drive sales.  At the end of the day, to put it into a little bit more perspective, and I did allude to this in my quote, in the press release this morning, we have a very, very solid, strong infrastructure in place.  It took us 2 ½ years to get here, we have all top shelf people working in the company, we’re all working efficiently, we’re all taking on more responsibilities than you could imagine.  But the problem is, the infrastructure that’s required to operate this business needs the support of more than 15 or 16 million dollars of revenues.

There really is no place to cut corners or to cut costs, with regards to the infrastructure of our company.  By the same token, our infrastructure could probably support a 100 or 200 million dollar business as easily as it’s supporting a 15 or 16 million dollar business.  It would not require a lot more overhead or many more people in order to support a much larger business, and so our goal in the short or near term is to grow revenues, both by growing our Cold-EEZE branded lozenges, introducing new Cold-EEZE branded products, which is the short term, fastest way to growth, and when we grow these revenues, more and more of the dollars from those revenues will start to flow to the bottom line, so that we start reporting profits instead of losses on an annualized basis.

We’re headed in that direction, but the key is, the next round of products that we introduce, we are expecting or anticipating the introduction next year of more Cold-EEZE branded products.  They simply have the best risk reward right now, given our status with the retailers, given what they’re going to accept, given the fact that we’re doing heavy advertising for the Cold-EEZE brand.

The introduction of the oral spray dovetailed perfectly into our plan, our TV commercial included the oral spray in it, so if you think about the millions of dollars that we’re spending in advertising our Cold-EEZE lozenges, the oral spray got a free ride, didn’t require any additional advertising dollars, so we were actually able to advertise our oral spray in a significant way – significant way which we could not have done if we were introducing a non-Cold-EEZE branded product.  We expect to stick to this game plan and introduce one or two more products next year that will initially be introduced at ECRM.  That’s the big conference that we all go to, where we meet with roughly 70 retailers over a three-day period, and at ECRM we’ll be talking about our new Cold-EEZE branded products, and I’ll have a lot more to say about that in the coming quarters.

Finally, a couple of other things, a number of shareholders have asked over the last few months about the NASDAQ listing.  That question comes up periodically.  Personally, I’m not that concerned about it.  I and we are here to build a company, I’m not concerned about stock price at the current time, I’m not concerned about NASDAQ listings, but what I can say is, I’ve checked with our attorneys, they’ve researched the issue, they said number one, if our stock is not trading above a dollar for 10 days in – by, I don’t know what the exact date is, sometime in mid December, they can apply for an extension.  They believe that based on their research, that we will be approved for that extension, which gives us another six months.

If over the course of the next six months we still aren’t trading back above a dollar, we can consider at the – at the annual general meeting if we want to do a reverse stock split and/or, worst case scenario, even if we got de-listed from this NASDAQ national market listing, we would still be listed electronically.  Our symbol would remain the same, it would still be PRPH, you would just have to add – I believe you would add a .OB to it, but that’s a worst case scenario.  We’re six months away from that even being a possibility in my mind, assuming that we get approval for the extension, which is, while not a guarantee, it’s likely to happen.

So I’m not that concerned about it right now.  Our real focus is building the value of the company.  Finally, periodically people ask us about the Phusion joint venture.  We did buy back a large block of stock that we had issued to Phosphagenics in connection with the Phusion joint venture.  We bought back the stock at a significant discount to where we issued the stock, so in effect the total investment in the JV for us dropped by roughly a million dollars.

It may not be accounted for that way, I’m sure Bob has some hairs jumping up on the back of his neck, so I’m not going to go into more detail.  I’m not going to go into how it’s accounted for, but the bottom line is, we maintained all of our exact same rights into the joint venture.  We still have exclusive worldwide distribution and marketing rights to their delivery technology in combination with over the counter products.  Raouf Ghaderi, our head of R&D, in fact just this week was traveling to a university.  He’s doing some significant research into combining the delivery system with some active ingredients, and we’ll see.

But I don’t want to rush the launch of a product that’s going to fail, and again, our first game plan, which I think makes the most sense, is to introduce Cold-EEZE branded products first.  It kind of ties our hands, because Cold-EEZE implies products having to do with colds.  I’m hoping over time that maybe we develop the ProPhase labs name more, and that we create some recognition for that name, which will give us the ability to introduce non-Cold-EEZE branded products as well.

So the bottom line, to wrap it up, I think we’re doing all the right things.  If our flagship brand grows, as responsive to our advertising, I do expect that we will follow that course next year, and probably spend more on advertising to grow the brand further.  Again, we’re looking to turn around, grow the company, grow the value of the company.

I’m not interested – well, we would like to have short-term profitability, but growing the revenues and growing the company are much more important.  It’ll give us much more value and a lot more flexibility down the road.  I think that concludes my overview of what I wanted to add.  (LaShaun), I would like to again open it up to Q&A, if I’ve triggered any interest.

Operator:
Thank you, sir.  Ladies and gentlemen, if you would like to ask a question, press star one on your telephone keypad.  Again, to ask a question, press star one.  Again, ladies and gentlemen, if you would like to ask a question, press star one on your telephone keypad.  And there are no questions.

Ted Karkus:
Thank you, (LaShaun).  So, I want to thank everybody for joining the call.  As always, I am accessible at all times, you can call me day or night if you have questions.  I accept all calls from all shareholders, if I don’t return your call right away, I promise I do get back with you.  The same way, we still have the insert in the packages, and I respond to all of the e-mails.

They appear to be picking up as we get into the cough/cold season, I do read and respond to every e-mail of every consumer who purchased our product who has a comment.  By the way, I’ll mention to you, over 95 percent of the e-mails that I receive from consumers are positive.  In fact, of the less than five percent that aren’t positive, most of those have more to do with packaging and going green than anything else, less than one percent are complaints about the flavor, and less than one percent about the efficacy of our product.  Truly, our consumers love our product and we seem to be doing well.

So I look forward to talking to all of you off line that have additional questions, and thank you all, once again, for joining the call today. Have a nice day.

Operator:	This concludes today’s conference call. You may now disconnect.

Ted Karkus:	Thank you, (LaShaun).

Operator:	You’re welcome, have a great day.

END